Mastercard
2000 Purchase Street
Purchase, NY 10577-2509

Tel 1-914-249-2000

www.mastercard.com

VIA EDGAR

February 9, 2023

Mr. Tony Watson
United States Securities and Exchange Commission
Division of Corporation Finance
Office of Trade & Services
100 F Street, N.E.
Washington, D.C. 20549-0405

Re:	Mastercard Inc.
Form 10-K For Fiscal Year Ended December 31, 2021
Filed February 11, 2022
File No. 001-32877

Dear Mr. Watson:
Mastercard Incorporated (“Mastercard” or the “Company”) is submitting our response to your verbal comments provided on February 8, 2023, as outlined below, in connection with the review by the staff (the “Staff”) of the Securities and Exchange Commission of Mastercard’s Form 10-K for the fiscal year ended December 31, 2021, filed on February 11, 2022 (the “Form 10-K”).
Management's discussion and analysis ("MD&A") of financial condition and results of operations
We reviewed your proposed revised disclosure in Management's discussion and analysis of financial condition and results of operations. Please consider revising the definitions of your Payment network key metrics to address the following items:
•Please clarify if the standard pricing included in your assessment calculations are published to the public or are disclosed to customers
•Please provide more transparency as to the key drivers for each assessment
Also please remove the Gross assessments, Rebates and incentives, and Payment network line items from the presentation of the Key Metrics table.

Mastercard's Response
Key Drivers and Metrics
To enable users of our financial statements to understand and evaluate our financial performance we will disclose key drivers and additional key metrics within MD&A related to our Payment network. Refer to the following proposed disclosures that we will provide in our upcoming 2022 Form 10-K:
Key Drivers
Gross Dollar Volume (“GDV”)1 measures dollar volume of activity, including both domestic and cross-border volume, on cards carrying our brands during the period, on a local currency basis and U.S. dollar-converted basis. GDV represents purchase volume plus cash volume; “purchase volume” means the aggregate dollar amount of purchases made with Mastercard-branded cards for the relevant period; and “cash volume” means the aggregate dollar amount of cash disbursements and includes the impact of balance transfers and convenience checks obtained with Mastercard-branded cards for the relevant period. Information denominated in U.S. dollars relating to GDV is calculated by applying an established U.S. dollar/local currency exchange rate for each local currency in which our volumes are reported. These exchange rates are calculated on a quarterly basis using the average exchange rate for each quarter.  We report period-over-period rates of change in purchase volume and cash volume on the basis of local currency information, in order to eliminate the impact of changes in the value of currencies against the U.S. dollar in calculating such rates of change.
Cross-border Volume Growth2 measures the growth of cross-border dollar volume during the period, on a local currency basis and U.S. dollar-converted basis, for all Mastercard-branded programs.
Switched Transactions2 measures the number of transactions switched by Mastercard, which is defined as the number of transactions initiated and switched through our network during the period.
1    Data used in the calculation of GDV is provided by Mastercard customers and is subject to verification by Mastercard and partial cross-checking against information provided by Mastercard’s transaction switching systems. All data is subject to revision and amendment by Mastercard or Mastercard’s customers. Starting in the first quarter of 2022, data related to sanctioned Russian banks was not reported to us and therefore such amounts are not included. Subsequent to the suspension of our business operations in Russia in March 2022, there is no Russian data to be reported.
2    Growth rates are normalized to eliminate the effects of differing switching and carryover days between periods. Carryover days are those where transactions and volumes from days where the Company does not clear and settle are processed. In the fourth quarter of 2021, we began clearing and settling transactions and volumes on a daily basis.

The following tables provide a summary of the growth trends in our key drivers.

For the Years Ended December 31,
	2022		2021
Increase/(Decrease)
	USD	Local	USD	Local
Mastercard-branded GDV growth [1]	—%	—%	—%	—%
United States	—%	—%	—%	—%
Worldwide less United States	—%	—%	—%	—%

Cross-border volume growth [1]	—%	—%	—%	—%

Mastercard-branded GDV growth [1] adjusted for Russia [2]	—%	—%	—%	—%
Worldwide less United States GDV growth [1] adjusted for Russia [2]	—%	—%	—%	—%

Cross-border volume growth [1] adjusted for Russia [2]	—%	—%	—%	—%

	For the Years Ended December 31,
	Increase/(Decrease)
	2022	2021
Switched transactions growth	—%	—%

Switched transactions growth adjusted for Russia [2]	—%	—%
1    Excludes volume generated by Maestro and Cirrus cards.
2    Starting in the first quarter of 2022, as a result of imposed sanctions and the suspension of our business operations in Russia, we have provided adjusted growth rates for our key operating metrics excluding activity from Russian issued cards from the current and prior periods.

Key Metrics related to the Payment Network
Assessments represent agreed upon standard pricing provided to our customers based on the various forms of payment-related activity. Assessments are used internally by management to monitor operating performance as it allows for comparability and provides visibility into cardholder trends and behavioral shifts. Assessments do not represent our net revenue.
The following provides additional information on our key metrics related to the Payment network:
•Domestic assessments are charges based on activity related to cards that carry the company’s brands where the merchant country and the country of issuance are the same. These assessments are primarily driven by the domestic dollar volume of activity (e.g., domestic purchase volume, domestic cash volume) or the number of cards issued.
•Cross-border assessments are charges based on activity related to cards that carry the company’s brands where the merchant country and the country of issuance are different. These assessments are primarily driven by cross-border dollar volume of activity (e.g., cross-border purchase volume, cross-border cash volume).
•Transaction processing assessments are charges primarily driven by the number of switched transactions on our payment network. Switching activities include:
◦Authorization, the process by which a transaction is routed to the issuer for approval,
◦Clearing, the determination and exchange of financial transaction information between issuers and acquirers after a transaction has been successfully conducted at the point of interaction, and
◦Settlement, which facilitates the determination and exchange of funds between parties.
These assessments can also include connectivity services and network access which are based on the volume of data transmitted and the number of authorization and settlement messages.
•Other network assessments are charges for licensing, implementation and other franchise fees.
The following table provides a summary of our key metrics related to the payment network.

	For the Years Ended December 31,			2022		2021
	2022	2021	2020	Increase / (Decrease)	Currency-neutral Increase / (Decrease)	Increase / (Decrease)	Currency-neutral Increase / (Decrease)
	($ in millions)
Domestic assessments	$—	$—	$—	—%	—%	—%	—%
Cross-border assessments	—	—	—	—%	—%	—%	—%
Transaction processing assessments	—	—	—	—%	—%	—%	—%
Other network assessments	—	—	—	—%	—%	—%	—%

Please do not hesitate to call me with any questions or further comments you may have regarding this filing or if you wish to discuss the above responses.

Very truly yours,
/s/ Sandra Arkell
Sandra Arkell
Corporate Controller
Principal Accounting Officer

Cc:	Suying Li, Securities and Exchange Commission
Michael Miebach, President and Chief Executive Officer
Sachin Mehra, Chief Financial Officer